EXHIBIT (c)(viii)

Queensland Treasury Corporation’s 2013-14 Indicative Borrowing Program Update

QUEENSLAND TREASURY CORPORATION
MARKET ANNOUNCEMENT

QUEENSLAND TREASURY CORPORATION • MARKET ANNOUNCEMENT • 06 JUNE 2013

QTC announces 2013-14 indicative borrowing program

Following Tuesday's release of the State Budget, Queensland Treasury Corporation (QTC) estimates its total 2013-14 borrowing program to be $12.1 billion.

The requirement is $2 billion lower than reported at the mid-year update in January 2013, and down another $1 billion over the 2014-15 to 2015-16 period.

The decrease in QTC's borrowing requirement next year, and over the forward estimates, reflects the Queensland Government's commitment to fiscal repair, which includes reducing expenditure and stabilising the State's level of debt, with a surplus forecast in the General Government sector by 2015-16.

Of the $12.1 billion, **$7.1 billion** will be raised in term debt, with the balance funded by short-term debt.

QTC'S INDICATIVE BORROWING PROGRAM

	2013-14 AUD M*	2014-15 AUD M*	2015-16 AUD M*	2016-17 AUD M*
New money				
State (includes General Government and Government owned corporations)	8,500	1,900	900	300
Local Government and other entities#	1,000	900	900	700
Total new money	**9,500**	**2,800**	**1,800**	**1,000**
Net term debt refinancing	**4,400**	**6,800**	**14,200**	**-**
Pre-funding	(6,800)	(600)	(5,100)	5,700**
Total term debt requirement	**7,100**	**9,000**	**10,900**	**6,700**

* Numbers are rounded to the nearest $100 million.
# Other entities include: retail water entities, universities, grammar schools and water boards.
** Pre-funding requirement for QTC AUD benchmark bonds maturing in 2017-18
Note: Funding activity may vary depending upon actual client requirements, the State's fiscal position and financial market conditions.

2013-14 funding strategy

Subject to investor demand, QTC's funding strategy will continue to include regular issuance of AUD benchmark bonds as QTC's principal source of funding, with the launch of one or more new, long-dated AUD benchmark bond lines.

QTC will also monitor opportunities to diversify funding sources.

QUEENSLAND TREASURY CORPORATION • GPO 1096 BRISBANE QLD 4001 • T: +61 7 3842 4600 • F: +61 7 3221 2410 • QTC.QLD.GOV.AU 1

Given the reduced funding requirements, QTC will consider cancelling shorter-dated bonds to manage its refinancing task over the forward estimates.

2012-13 year in review

Three new AUD benchmark bond lines (with US Rule 144A capability) were added to QTC’s debt profile, providing investors with a maturity option in each calendar year out to 2024.

As a consequence of client borrowing requirements for the year being less than forecast, QTC has now completed sufficient term debt issuance for 2012-13.

Next review of borrowing requirements

QTC will revise its 2013-14 borrowing program following the Queensland Government’s release of its Mid-Year Fiscal and Economic Review.

Regards

Richard Jackson

Executive General Manager, Funding & Markets

Note: This announcement is hereby incorporated by reference into the disclosure documents for QTC’s funding facilities, including the domestic A$ Bond Information Memorandum dated 18 January 2013.

QUEENSLAND TREASURY CORPORATION • GPO 1096 BRISBANE QLD 4001 • T: +61 7 3842 4600 • F: +61 7 3221 2410 • QTC.QLD.GOV.AU 2